Exhibit 12

Wisconsin Public Service Corporation Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Dividends

						2001 6 Months	2000 6 Months
	2000	1999	1998	1997	1996
EARNINGS
Net income	70,370	67,104	54,075	61,631	57,279	37,651	38,946
Federal and state income taxes	40,052	38,103	29,522	33,371	31,515	18,757	19,007

Net pretax income	110,422	105,207	83,597	95,002	88,794	56,408	57,953

Fixed charges	37,711	33,510	29,172	32,443	31,582	18,905	18,014
Subtract preference dividend requirement	4,810	4,803	4,722	4,719	4,734	2,175	2,166

Total earnings as defined	143,323	133,914	108,047	122,726	115,642	73,138	73,801

FIXED CHARGES
Interest on long-term debt, including related amort.	21,833	21,855	20,400	22,530	22,512	10,907	10,919
Other interest	9,824	5,560	2,801	3,759	2,688	5,033	4,320
Interest factor applicable to rentals	1,244	1,292	1,249	1,435	1,648	790	609

Fixed charges before preferred dividend requirement	32,901	28,707	24,450	27,724	26,848	16,730	15,848

Ratio of earnings to fixed charges	4.36	4.66	4.42	4.43	4.31	4.37	4.66

Preferred dividends (grossed up) (see below)	4,810	4,803	4,722	4,719	4,734	2,175	2,166

Total fixed charges including preferred dividend	37,711	33,510	29,172	32,443	31,582	18,905	18,014

Ratio of earnings to fixed charges and preferred dividends	3.80	4.00	3.70	3.78	3.66	3.87	4.10

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	3,111	3,111	3,111	3,111	3,111	1,555	1,555

Tax rate	35.32%	35.23%	34.12%	34.08%	34.29%	28.52%	28.20%

Preferred dividends (grossed up)	4,810	4,803	4,722	4,719	4,734	2,175	2,166